January 29, 2020
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide Variable Account-II
Nationwide Life Insurance Company
File No. 333-177439 (Nationwide Destination B 2.0 – Post-Effective Amendment No. 29)
File No. 333-177441 (Nationwide Destination B New York 2.0 – Post-Effective Amendment No. 26)
File No. 333-177729 (Nationwide Destination All American Gold 2.0 – Post-Effective Amendment No. 30)
File No. 333-177731 (Nationwide Destination All American Gold New York 2.0 – Post-Effective Amendment No. 27)
File No. 333-177934 (Nationwide Destination Navigator 2.0 – Post-Effective Amendment No. 29)
File No. 333-177938 (Nationwide Destination Navigator New York 2.0 – Post-Effective Amendment No. 26)
Dear Ms. Hahn:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On November 26, 2019, Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on January 13, 2020. The revisions specified in this correspondence filing are as a result of your January 13, 2020 oral comments. Page numbers referenced below refer to Post-Effective Amendment No. 29 for Nationwide Destination B 2.0 (File No. 333-177439).
General:
(1)	Where changes are made in response to disclosure comments, please make corresponding changes in the disclosure of the registration statement and also make corresponding changes as applicable across all six (6) registration statements.
Response. Nationwide represents that it will file subsequent Post-Effective Amendments, prior to the effective date of the above referenced Post-Effective Amendments, incorporating any changes reflected herein, as well as making corresponding changes as applicable across all six (6) registration statements.
(2)	Portions of the registration statement contain missing information or bracketed information, understand that we may have additional comments on this missing information.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. Nationwide confirms this understanding and represents that any missing information will be included in the subsequent Post-Effective Amendments, to be filed prior to the effective date of the above referenced Post-Effective Amendments.
(3)	Supplementally, confirm if there are any third party agreements for guarantees supporting or associated with the contracts.
Response. Nationwide has no guarantees or support agreements with third parties to support any of its guarantees under the contract. Nationwide is solely responsible for paying out all guarantees associated with the contract benefits.
Page 1, General:
(4)	Item III. Consider alternatively stating as "…not offered for applications signed on or after March 2, 2020.".
Response. Nationwide has revised this Item III to read as follows (emphasis added):
III. The Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option are no longer available for applications signed on or after March 2, 2020.
(5)	Order of the Supplement. Reorder the supplement to align with the order of the prospectus, starting with the Contract Expenses section, followed by the Synopsis of the Contracts section revisions, etc..
Response. Nationwide represents that the supplements will be reordered to align with the order of the impacted sections as they appear in the prospectus.
(6)	Risk Disclosures. Consider highlighting these risks, as already addressed on Page 11 of the supplement, upfront:
- Withdrawals taken where the contract value is greater than zero are withdrawals of the investor’s own money;
- Add clear risk disclosure regarding the contingent nature of risk of guarantees – specifically, that the risk of outliving the guarantees, and therefore the risk to Nationwide, is minimal;
- Guarantee to pay the lifetime payments is subject to Nationwide’s strength and claims paying ability.
Response. Nationwide respectfully declines to clarify these items further at this time. Nationwide believes these disclosure items are most effectively addressed through the identified risk disclosures on Page 11 (the Other Important Considerations provision) as well as through existing disclosures in the Synopsis of the Contracts section (specifically, see the 3rd paragraph of the Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, and Nationwide Lifetime Income Rider Plus Max provision on Page 2 of the supplement).
Pages 1-2, Synopsis of the Contracts section, Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, and Nationwide Lifetime Income Rider Plus Max provision:
(7)	For the reference to "certain assignments", add a cross-reference to where such assignments are described in greater detail.
Response. Nationwide respectfully requests that a cross-reference not be required in this instance, as this provision is part of the Synopsis section, intended to address, at a high level, the features and benefits of the optional riders. Moreover, the most relevant cross-reference here would be to a sub-provision of the later more detailed rider disclosure provision. Nationwide respectfully believes the addition of a cross-reference in this instance could also open the door to the need for an overwhelming number of cross-references throughout this Synopsis provision, which could cause confusion, and violate plain English principles.
(8)	Add a cross-reference to where the investment restrictions are discussed in greater detail. Please also disclose the reason for the investment restrictions (for example, the investment options are chosen to limit risk that contract value would be reduced to zero during the investor’s lifetime, thereby reducing the likelihood that Nationwide would be obligated to make payments from its general account).
Response. (i) Consistent with the response to Comment #7 above, Nationwide again respectfully requests that a cross-reference not be required in this instance. The referenced disclosure is also part of the Synopsis section, and the most relevant cross-reference here would again be to a sub-provision of the later more detailed rider disclosure provision, and this sub-provision already includes a cross-reference to the subsequent Income
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Benefits Investment Options section that includes the detailed listing of available investment options. (ii) With respect to the reason for the investment restrictions, Nationwide believes this is sufficiently disclosed in the later more detailed rider disclosure provision together with the Income Benefits Investment Options section. However, Nationwide has revised the 3rd paragraph of this Synopsis provision as follows (emphasis added):
Election of the Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, or Nationwide Lifetime Income Rider Plus Max requires that the Contract Owner, until annuitization, allocate the entire Contract Value to the permitted investment options. The permitted investment options are more conservative than those that are not permitted, and help Nationwide manage the likelihood that Lifetime Withdrawals will be paid from Nationwide’s General Account. If the Contract Value is greater than $0, Lifetime Withdrawals are paid from the Contract Owner’s Contract Value. If the Contract Value is equal to or less than $0, Lifetime Withdrawals are paid from Nationwide’s General Account. Lifetime Withdrawals paid from the General Account are subject to Nationwide’s creditors and ultimately, its overall claims paying ability. The cost of the Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, or Nationwide Lifetime Income Rider Plus Max optional living benefits may exceed the benefit. Certain actions by the Contract Owner will terminate the elected optional benefit.
(9)	Define or give an example of how "simple interest" works.
Response. Nationwide has revised the identified disclosure as follows (emphasis added):
Additionally, if the Contract Owner delays taking Lifetime Withdrawals and does not elect to take a Non-Lifetime Withdrawal for the duration of the applicable Roll-up Crediting Period, Nationwide will guarantee that the Current Income Benefit Base on the Contract Anniversary after the applicable Roll-up Crediting Period will be no less than the Original Income Benefit Base plus simple interest (simple interest is interest that is calculated and paid only on the premium payments deposited and not on previously earned interest) at the applicable Roll-up Interest Rate annually for each of those years.
(10)	For the sentence "Certain actions by the Contract Owner will terminate the elected optional benefit.", revise to disclose the actions or add a cross-reference to where such actions are described in greater detail.
Response. Consistent with the responses to Comments #7 and #8 above, Nationwide again respectfully requests that a cross-reference not be required in this instance. In addition, Nationwide respectfully requests not to expand this disclosure to include all actions, as the referenced disclosure is again part of the Synopsis section, intended to address, at a high level, the features, benefits, and here potential limitations, of the optional riders. The last sentence of this Synopsis provision already discloses one of the primary Contract Owner actions – an excess withdrawal – that could result in automatic termination of the optional rider, and all of the actions are disclosed in a sub-provision (the Automatic Termination of the Nationwide L.inc Plus Riders provision) of the later more detailed rider disclosure provision.
Pages 3-10, Optional Contract Charges, Benefits, and Deductions section, Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, and Nationwide Lifetime Income Rider Plus Max provision:
(11)	Page 3, Investment Requirements. In reference to the Custom Choice Asset Rebalancing Service in the Investment Requirements provision, add a cross-reference to where more information about that service can be found.
Response. Nationwide has revised the Investment Requirements provision as follows (emphasis added):
Investment Requirements
Election of one of the Nationwide L.inc Plus Riders requires that the Contract Owner, until annuitization, allocate the entire Contract Value to a limited set of investment options currently available in the contract, or if the Custom Choice Asset Rebalancing Service is elected (see Custom Choice Asset Rebalancing Service), all underlying mutual funds currently available in the contract are permitted subject to applicable allocation limitations of Custom Choice. For the list of available investment options, see Income Benefit Investment Options. Allocation requests to investment options other than those listed in the Income Benefit Investment Options section will not be honored; they will be treated as though no allocation request was submitted. Nationwide may offer Dollar Cost Averaging for Living Benefits described in the Contract Owner Services provision. Allocation to the Fixed Account is not permitted (except as the originating account when the Contract Owner elects Dollar Cost Averaging for Living Benefits).
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(12)	Page 4, Subsequent Purchase Payments. In relation to Nationwide’s right to refuse subsequent purchase payments – If Nationwide will make individual determinations, please disclose the criteria that Nationwide will apply. Also, at what point will such determination be made, whether by a notice that subsequent purchase payments will not be accepted, and whether such decision will apply equally to all contract owners. Specific to the last sentence and reference to "times of economic instability", clarify if this refers to the economy generally or Nationwide in particular.
Response. Nationwide will not make individual determinations, and any such decision would apply equally to all impacted Contract Owners. Nationwide has revised the Subsequent Purchase Payments provision as follows:
Subsequent Purchase Payments
Currently, subsequent purchase payments are permitted under the Nationwide L.inc Plus Riders as long as the Contract Value is greater than $0. Any subsequent purchase payments will increase the Current Income Benefit Base by the amount of the purchase payment submitted.
Nationwide reserves the right to reject subsequent purchase payments in the event subsequent purchase payments create a financial risk that Nationwide is unwilling to bear. This reservation of right may limit the amount a Contract Owner can invest in the contract. Contract Owners should consider this reservation of right when making the initial purchase payment. If Nationwide exercises this right to refuse purchase payments, the restriction will apply to all Contract Owners who have purchased the Nationwide L.inc Plus Rider, and the entire purchase payment will be immediately returned to the Contract Owner in the same form in which it was received. Generally, Nationwide may invoke this right in times of economic instability in the United States economy. Nationwide will notify Contract Owners if subsequent purchase payments are no longer being accepted, and Contract Owners may contact the Service Center to find out if Nationwide will accept subsequent purchase payments.
(13)	Page 9, RMD Privilege. Please disclose that RMD withdrawals that exceed the lifetime payment amount may significantly reduce the value of the minimum guaranteed income benefit or even terminate the contract.
Response. Nationwide respectfully disagrees. Amounts withdrawn that qualify under the RMD privilege are not treated as excess withdrawals (as under the Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount provision) and thus do not have the same detrimental impact – any such qualifying RMD withdrawals do not reduce the Current Income Benefit Base, and therefore the applicable Lifetime Withdrawal Amount for subsequent years.
(14)	Page 10, Reset Opportunities. Clarify that automatic reset does not change the calculation of the rollup crediting period.
Response. Nationwide confirms that the automatic reset opportunities do not change the calculation of or otherwise impact the duration of the applicable Roll-up Crediting Period. However, Nationwide respectfully declines to add further clarification to the Reset Opportunities provision at this time, as Nationwide believes the Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal provision taken together with the Reset Opportunities provision align with this understanding.
Pages 14-15, Contract Expenses:
(15)	Contract Expenses section. Again, reorder to move this disclosure to the beginning of the supplement.
Response. Consistent with response to Comment #5 above, Nationwide represents that the supplements will be reordered to align with the order of the impacted sections as they appear in the prospectus.
(16)	Page 15, Footnotes 8, 9, and 10. Clarify that the charge for the Joint Option is in addition to the charge for the related rider.
Response. Nationwide has revised footnotes 8, 9, and 10 as follows (emphasis added):
8	The Joint Option for the Nationwide Lifetime Income Rider Plus Core, Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated, or Joint Option for the Nationwide Lifetime Income Rider Plus Max may only be elected if and when the corresponding optional living benefit (Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, or Nationwide Lifetime Income Rider Plus Max) is elected. Currently, the charge associated with the Joint Option for the Nationwide Lifetime Income Rider Plus Core, Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated, or Joint Option for the Nationwide Lifetime Income Rider Plus Max is equal to 0.30% of the Current Income Benefit Base. This charge is in addition to the charge for the Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated, or Nationwide Lifetime Income Rider Plus Max.
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

9	The Joint Option for the 7% Nationwide Lifetime Income Rider may only be elected if and when the 7% Nationwide Lifetime Income Rider is elected. For contracts issued on or after January 14, 2013, or the date of state approval (whichever is later), the charge associated with the Joint Option for the 7% Nationwide Lifetime Income Rider is equal to 0.30% of the Current Income Benefit Base. This charge is in addition to the charge for the 7% Nationwide Lifetime Income Rider. For contracts issued before January 14, 2013, or the date of state approval (whichever is later), there is no charge associated with the Joint Option for the 7% Nationwide Lifetime Income Rider.
10	The Joint Option for the Nationwide Lifetime Income Capture option may only be elected if and when the Nationwide Lifetime Income Capture option is elected, and the Joint Option for the Nationwide Lifetime Income Track option may only be elected if and when the Nationwide Lifetime Income Track option is elected. Currently, the charge associated with the Joint Option for the Nationwide Lifetime Income Capture option is equal to 0.30% of the Current Income Benefit Base, and the charge associated with the Joint Option for the Nationwide Lifetime Income Track option is equal to 0.15% of the Current Income Benefit Base. This charge is in addition to the charge for the Nationwide Lifetime Income Capture option or the Nationwide Lifetime Income Track option.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Counsel
cc:	Ms. Jaea Hahn
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies